EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017

November 7, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2017 (three months ended September 30, 2017) and for the nine months ended September 30, 2017 are against results for the third quarter of 2016 (three months ended September 30, 2016) and nine months ended September 30, 2016. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measure net earnings (loss) before finance costs, income taxes, depreciation and amortization and net earnings (loss) from discontinued operations (EBITDA) used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider this non-IFRS financial measure to provide useful information to both management and investors in measuring our financial performance. This non-IFRS financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 7, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and consolidated financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended September 30,				Nine months ended September 30,
	2017	2016 (a)	Change	% Change	2017	2016 (a)	Change	% Change
Sales	2,382	2,192	190	9	11,316	11,219	97	1
Gross profit	557	568	(11)	(2)	2,642	2,630	12	—
Expenses	578	553	25	5	1,748	1,704	44	3
Net (loss) earnings before finance costs, income taxes and net earnings (loss) from discontinued operations	(21)	15	(36)	(240)	894	926	(32)	(3)
Net (loss) earnings from continuing operations	(69)	(38)	(31)	82	475	515	(40)	(8)
Net (loss) earnings from discontinued operations	(182)	(1)	(181)	18,100	(178)	14	(192)	(1,371)
Net (loss) earnings	(251)	(39)	(212)	544	297	529	(232)	(44)
Diluted (loss) earnings per share from continuing operations	(0.52)	(0.28)	(0.24)	86	3.40	3.70	(0.30)	(8)
Diluted (loss) earnings per share from discontinued operations	(1.32)	(0.01)	(1.31)	13,100	(1.29)	0.10	(1.39)	(1,390)
Diluted (loss) earnings per share	(1.84)	(0.29)	(1.55)	534	2.11	3.80	(1.69)	(44)
Effective tax rate (%)	30.3	27.4	3	N/A	28.9	28.4	1	N/A

(a)	Certain amounts have been restated as a result of discontinued operations.

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change	2017	2016 (a)	Change
Sales
Retail	2,067	1,857	210	10,014	9,938	76
Wholesale	443	445	(2)	1,825	1,834	(9)
Other	(128)	(110)	(18)	(523)	(553)	30

	2,382	2,192	190	11,316	11,219	97

Gross profit
Retail	518	482	36	2,251	2,163	88
Wholesale	46	84	(38)	384	421	(37)
Other	(7)	2	(9)	7	46	(39)

	557	568	(11)	2,642	2,630	12

(a)	Certain amounts have been restated as a result of discontinued operations.

•	Retail’s sales and gross profit primarily increased in the third quarter and first nine months of 2017 compared to the same periods last year as a result of higher crop protection product sales and related application services and recent acquisitions.

•	Wholesale’s sales for the third quarter and first nine months of 2017 were flat compared to same periods last year, while gross profits were lower. Realized selling prices for nitrogen decreased while potash selling prices increased consistent with benchmark prices. Cost of product sold was higher due to several scheduled maintenance turnarounds in our production facilities and higher natural gas input costs.

Expenses

•	Selling expense as a percentage of sales was consistent for the third quarter and first nine months of 2017 compared to the same periods last year, while general and administrative expenses were flat.

•	Share-based payments expense was higher by $35-million in the third quarter and $18-million for the first nine months of 2017 due to increases in our share price.

•	Our earnings from associates and joint ventures were consistent for the third quarter and the first nine months of 2017. For the first nine months of 2017, we recognized a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”) from the devaluation of the Egyptian pound in the first quarter of this year which was partially offset by a reversal of gas provision in Profertil S.A. (“Profertil”) recorded in the prior year.

•	Other expenses decreased by $29-million for the third quarter and $35-million for the first nine months of 2017. This decrease is primarily due to lower legal settlements in 2017 and losses incurred in 2016 related to a termination of a distribution agreement and cancellation of a Canpotex terminal. This was partially offset by costs incurred related to our merger with Potash Corporation of Saskatchewan (“PotashCorp”).

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended			Nine months ended
	September 30,			September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change	2017	2016 (a)	Change
Loss on foreign exchange and related derivatives	7	2	5	11	10	1
Interest income	(17)	(20)	3	(43)	(49)	6
Environmental remediation and asset retirement obligations	2	4	(2)	1	9	(8)
Bad debt expense	8	3	5	37	32	5
Potash profit and capital tax	3	2	1	9	10	(1)
Merger and related costs	11	17	(6)	42	17	25
Other	2	37	(35)	12	75	(63)

	16	45	(29)	69	104	(35)

(a)	Certain amounts have been restated as a result of discontinued operations.

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended September 30,
	2017				2016 (a)
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	3	69	1	73	2	67	2	71
Wholesale
Nitrogen	16	—	1	17	16	—	—	16
Potash	21	—	—	21	22	—	—	22
Phosphate	3	—	—	3	4	—	—	4
Wholesale Other (b)	3	—	—	3	2	—	—	2

	43	—	1	44	44	—	—	44
Other	—	—	4	4	—	—	4	4

Total	46	69	6	121	46	67	6	119

	Nine months ended September 30,
	2017				2016 (a)
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	6	205	4	215	5	197	4	206
Wholesale
Nitrogen	58	—	1	59	52	—	—	52
Potash	82	—	—	82	73	—	—	73
Phosphate	12	—	—	12	11	—	—	11
Wholesale Other (b)	10	—	1	11	9	—	1	10

	162	—	2	164	145	—	1	146
Other	—	—	13	13	—	—	10	10

Total	168	205	19	392	150	197	15	362

(a) Certain amounts have been restated as a result of discontinued operations.
(b) This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in the third quarter and first nine months of 2017 primarily due to the completion of our Borger nitrogen facility expansion. This was partially offset by lower sales and production volumes in the third quarter due to planned and unplanned outages at our facilities for which we calculate such expense on a units-of-production basis.

Effective Tax Rate

•	The effective tax rates for the third quarter and first nine months of 2017 are higher than the tax rates compared to the similar periods in 2016. The increase in the effective tax rate for the quarter is primarily due to the recognition of a previously unrecognized tax benefit and the increase in the effective tax rate for the first nine months of 2017 is due to a decrease in certain U.S. manufacturing tax deductions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	2,067	1,857	210
Cost of product sold	1,549	1,375	174
Gross profit	518	482	36
EBIT	37	30	7
EBITDA	110	101	9
Selling and general and administrative expenses	489	469	20
Selling and general and administrative expenses as a % of sales (%)	23.7	25.3	(1.6)

•	Retail EBITDA increased by 9 percent compared to the same period last year, driven by higher sales volumes for crop protection products, nutrients and related application services; associated with organic growth and acquisitions. Total proprietary product sales as a percentage of total sales increased 1 percentage point compared to the same period last year.

•	Retail selling, general and administrative expenses were up slightly over last year due to acquisitions made in 2017 and in the prior year. Selling, general and administrative expenses as a percent of revenue were down year-over-year to 23.7 percent in the third quarter of 2017 compared to 25.3 percent for the same period last year.

•	Retail North American EBITDA increased 19 percent in the third quarter despite the impact from challenging weather conditions in the southern U.S. Year-to-date, the U.S. has seen a 5 percent increase in EBITDA and Canada a 3 percent increase. EBITDA for our International Retail operations decreased slightly this quarter compared to the same period last year, as Australia faced drought conditions which impacted crop protection sales in particular. South American results were also down slightly, primarily due to excessive moisture impacting nutrient applications.

Retail sales and gross profit by product line

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	528	502	26	120	118	2	23	24
Crop protection products	1,117	983	134	243	226	17	22	23
Seed	59	59	—	21	22	(1)	36	37
Merchandise	187	175	12	29	29	—	16	17
Services and other	176	138	38	105	87	18	60	63

Crop nutrients

•	Total crop nutrient sales increased by 5 percent compared to the prior year, due to higher sales volumes related largely to acquisitions. This was partially offset by marginally lower realized average sales prices for nutrients. Sales volumes were up 11 percent in North America this quarter due to the late application season in the U.S. and the acquisitions made over the past year.

•	Total nutrient gross profit increased by 2 percent due to higher sales volumes which were partially offset by lower global benchmark prices during the quarter.

Crop protection products

•	Total crop protection product sales increased by 14 percent compared to the same period last year due to higher volumes sold as the later summer application season saw solid demand for herbicide and fungicide products. Total proprietary crop protection sales as a percentage of total crop protection sales increased 1 percentage point compared to the same period in 2016.

•	Gross profit was 8 percent higher than the prior period due to higher sales volumes of both brand name and proprietary products. Gross margin as a percentage of sales decreased by 1 percent due to a product shift related to decreased field activity as a result of the two major hurricanes, dry weather in parts of the Corn Belt which decreased demand for some higher margin products and a slightly more competitive market environment.

Seed

•	Total seed sales were similar to the third quarter in 2016, while total gross profit was marginally lower. Seed gross profit as a percentage of sales declined to 36 percent this quarter from 37 percent same quarter last year. The marginal decline was attributed to increased replanting discounts and crop loss credits related to regional weather challenges.

Merchandise

•	Merchandise sales increased 7 percent this period with strong demand in Australia. Gross profit as a percentage of sales declined 1 percent compared to the third quarter of 2016 due to differences in product mix.

Services and other

•	Sales for services and other increased by 28 percent this quarter compared to last year due to higher livestock shipments in Australia and the later application season in the U.S. for both nutrients and crop protection products.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2017	2016 (a)	Change
Sales	443	445	(2)
Sales volumes (tonnes 000’s)	1,614	1,657	(43)
Cost of product sold	397	361	36
Gross profit	46	84	(38)
EBIT	33	63	(30)
EBITDA	77	107	(30)
Expenses	13	21	(8)

(a)	Certain amounts have been restated as a result of discontinued operations.

•	Wholesale gross profit and EBITDA this quarter was lower than the same period last year due mainly to several major planned maintenance turnarounds and lower realized nitrogen prices. The scheduled outages along with a couple of minor unplanned production losses caused by both internal and external factors, resulted in lower production volumes and increased cost of product sold this quarter. Lower realized nitrogen prices reflected sales weakness in nitrogen fertilizer benchmarks during the second quarter and corresponding forward sales activity in the third quarter. This was partly offset by higher realized potash prices.

Wholesale NPK product information

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2017	2016	Change	2017	2016	Change	2017	2016 (a)	Change
Gross profit (U.S. dollar millions)	28	59	(31)	10	1	9	(4)	11	(15)
Sales volumes (tonnes 000’s)	668	739	(71)	462	496	(34)	140	143	(3)
Selling price ($/tonne)	270	291	(21)	216	178	38	436	418	18
Cost of product sold ($/tonne)	228	212	16	193	175	18	465	343	122
Gross margin ($/tonne)	42	79	(37)	23	3	20	(29)	75	(104)

(a)	Certain amounts have been restated as a result of discontinued operations.

Nitrogen

•	Nitrogen gross profit was down 53 percent compared to the same period last year due to lower production volumes and higher cost of product sold per tonne. This was driven primarily by planned outages across several major production facilities and a number of unplanned outages caused by both internal and external factors.

•	Total sales volumes were down 10 percent due to lower product availability during the quarter. Ammonia sales volumes were 35 percent lower during the quarter due to reduced saleable product availability because of the Borger urea plant ramp-up, a shift in industrial sales timing, production turnaround activity and a later start to fall applications. Urea and other nitrogen product sales were in line with the prior year.

•	Realized selling prices per tonne were 7 percent lower compared to the same period last year due to lower global benchmark nitrogen prices through the late spring and early summer and the timing of forward sales activity.

•	Cost of product sold per tonne increased 8 percent due to turnarounds and lower production volumes, which spread fixed costs across fewer tonnes. Realized natural gas costs were also slightly higher than the same period in 2016.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	1.74	2.05
Realized derivative impact	0.72	0.28
Overall gas cost	2.46	2.33
Average NYMEX	2.97	2.78
Average AECO	1.61	1.69

Potash

•	Potash gross profit was higher than the prior year, due to higher selling prices, partially offset by a higher cost of product sold and lower sales volumes.

•	Sales volumes were 7 percent lower in the current period. International volumes were 29 percent lower than the third quarter of 2016 due to the timing of sales to Canpotex, while North American volumes increased 27 percent.

•	Average realized selling prices increased by 21 percent over the past year, with realized North American prices up 13 percent and International selling prices increasing 16 percent.

•	Our cost of product sold per tonne was 10 percent higher than the same period last year due to a stronger Canadian dollar and a higher percentage of domestic sales volumes, which include freight and distribution in the cost of product sold. In addition to the scheduled turnaround during the quarter, some temporary mechanical issues with the hoist resulted in lower production than planned.

Phosphate

•	Phosphate gross profit was lower than the same period last year, due to the planned turnaround at the Redwater plant in the quarter and a stronger Canadian dollar, which caused higher cost of product sold. The 2016 costs also benefited from a favorable freight expense adjustment.

•	Realized selling prices were 4 percent higher than the prior period, however, this was more than offset by higher cost of product sold and 2 percent lower sales volumes this quarter.

•	Overall gross margin per tonne this quarter was negative, as the higher cost of product sold per tonne was only partially offset by higher realized selling prices.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	9	9	—
ESN	2	6	(4)
Other	1	(2)	3

	12	13	(1)

•	Gross profit from Wholesale Other was lower than the same period last year driven by reduced production and sales of ESN at Carseland.

Expenses

•	Wholesale expenses were 38 percent lower in the third quarter compared to the prior year, primarily due to lower selling, general and administrative costs associated with cost saving initiatives, lower other expenses and an increase in earnings from equity investments.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2017 was a net expense of $87-million, compared to a net expense of $74-million for the third quarter of 2016. The variance was primarily due to:

•	An increase of $9-million gross profit elimination as a result of a higher intersegment inventories held by Retail at the end of the third quarter.

•	An increase of $35-million in share-based payments expense primarily due to an increase in Agrium’s share price.

This was partially offset by:

•	A decrease of $18-million in litigation and related fees.

•	A decrease of $6-million in merger and related costs.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine months ended September 30, 2017 compared to December 31, 2016.

	September 30, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
(millions of U.S. dollars, except where noted)
Current assets
Cash and cash equivalents	246	412	(166)	(40%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,375	2,208	1,167	53%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	30	33	(3)	(9%)	—
Inventories	2,657	3,230	(573)	(18%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	150	855	(705)	(82%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	122	123	(1)	(1%)	—
Assets held for sale	126	—	126	100%	In September 2017, we reclassified certain assets of Conda phosphate operations as held for sale. See “Discontinued Operations” section for further details.
Current liabilities
Short-term debt	1,882	604	1,278	212%	Increased financing for working capital requirements.
Accounts payable	3,257	4,662	(1,405)	(30%)	Drawdown in customer prepayments during the spring application season and reductions in trade payables as the third quarter is typically a low point for product purchasing.
Income taxes payable	14	17	(3)	(18%)	—
Current portion of long-term debt	11	110	(99)	(90%)	Decrease relates to $100-million 7.7 percent senior notes repaid in 2017.
Current portion of other provisions	54	59	(5)	(8%)	—

Working capital	1,488	1,409	79	6%

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of September 30, 2017, we had sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change
Cash (used in) provided by operating activities	(265)	212	(477)
Cash used in investing activities	(683)	(857)	174
Cash provided by financing activities	799	526	273
Effect of exchange rate changes on cash and cash equivalents	(7)	(58)	51

Decrease in cash and cash equivalents from continuing operations	(156)	(177)	21

Cash and cash equivalents used in discontinued operations	(10)	(27)	17

(a)	Certain amounts have been restated as a result of discontinued operations.

Cash (used in) provided by operating activities

•    Lower cash provided by operating activities from net changes in non-cash working capital, primarily due to the timing of collections from customers as well as payments to our suppliers. This was partially offset by lower final tax payments and current tax payments made in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due primarily to completion of our Borger expansion project and reduced business acquisition activity in our Retail business unit.

Cash provided by financing activities	• Higher cash provided by financing activities from increased commercial paper drawings to meet working capital needs partially offset by repayment of our senior notes in February 2017.

Capital Spending and Expenditures (b)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	2017	2016 (a)
Retail
Sustaining	23	13	107	88
Investing	19	10	61	29

	42	23	168	117
Acquisitions (b)	110	141	184	316

	152	164	352	433

Wholesale
Sustaining	96	51	167	186
Investing	15	67	107	222

	111	118	274	408

Other
Sustaining	1	1	3	3
Investing	7	1	13	3

	8	2	16	6

Total
Sustaining	120	65	277	277
Investing	41	78	181	254

	161	143	458	531
Acquisitions (b)	110	141	184	316

	271	284	642	847

(a)	Certain amounts have been restated as a result of discontinued operations.
(b)	This excludes capitalized borrowing costs and capital expenditures related to our discontinued operations.
(c)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures increased in the third quarter due to turnarounds and decreased in the first nine months of 2017 compared to the same period last year as we completed the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $175-million to $225-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.9-billion at September 30, 2017 is outlined in note 5 of our Summarized Notes to the Condensed Consolidated Financial Statements.

•	Our short-term debt increased by $1.3-billion during the first nine months of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.6-billion at September 30, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,164,264 outstanding shares at November 3, 2017. At November 3, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,380,868.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q3	2017 (a) Q2	2017 (a) Q1	2016 (a) Q4	2016 (a) Q3	2016 (a) Q2	2016 (a) Q1	2015 Q4
Sales	2,382	6,271	2,663	2,238	2,192	6,361	2,666	2,407
Gross profit	557	1,527	558	749	568	1,523	539	900
Net earnings (loss) from continuing operations	(69)	553	(9)	69	(38)	558	(5)	200
Net earnings (loss) from discontinued operations	(182)	5	(1)	(2)	(1)	7	8	—
Net earnings (loss)	(251)	558	(10)	67	(39)	565	3	200
Earnings (loss) per share from continuing operations attributable to equity holders of Agrium:
Basic	(0.52)	4.00	(0.07)	0.50	(0.28)	4.03	(0.04)	1.45
Diluted	(0.52)	4.00	(0.07)	0.50	(0.28)	4.03	(0.04)	1.45
Earnings (loss) per share from discontinued operations attributable to equity holders of Agrium:
Basic	(1.32)	0.03	(0.01)	(0.01)	(0.01)	0.05	0.06	—
Diluted	(1.32)	0.03	(0.01)	(0.01)	(0.01)	0.05	0.06	—
Earnings (loss) per share attributable to equity holders of Agrium:
Basic	(1.84)	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45
Diluted	(1.84)	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45
Dividends declared	122	121	120	121	120	122	121	121
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

(a)	Certain amounts have been restated as a result of discontinued operations.

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

DISCONTINUED OPERATIONS

On September 7, 2017, Agrium and PotashCorp provided an update on the regulatory approval process related to the proposed merger indicating that they are working to resolve final issues in superphosphoric acid and nitric acid. A potential remedy to outstanding issues is the disposition of our Conda phosphate operations (CPO) and North Bend nitrogen facilities. A sale of assets of CPO and North Bend assets by September 2018 is considered highly probable as management has committed to a sale and has begun to actively market the assets. In November 2017, we entered into an agreement with a third party to dispose of our CPO and North Bend assets, subject to the approval of the Federal Trade Commission.

We have reclassified the results of operations of CPO as discontinued and recorded the assets held for sale at fair value less costs to sell, which resulted in a write-down of $295-million before taxes. We have restated our 2016 financial information to also reflect this change. For further information, refer to note 6 of our Consolidated Financial Statements.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measure, its definition and why management uses the measure.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Consolidated and business unit EBITDA

	Three months ended September 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net loss				(251)
Finance costs related to long-term debt				56
Other finance costs				24
Income taxes				(32)
Net loss from discontinued operations				182

EBIT	37	33	(91)	(21)
Depreciation and amortization	73	44	4	121

EBITDA	110	77	(87)	100

2016 (a)
Net loss				(39)
Finance costs related to long-term debt				51
Other finance costs				15
Income taxes				(13)
Net loss from discontinued operations				1

EBIT	30	63	(78)	15
Depreciation and amortization	71	44	4	119

EBITDA	101	107	(74)	134

	Nine months ended September 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				297
Finance costs related to long-term debt				155
Other finance costs				71
Income taxes				193
Net loss from discontinued operations				178

EBIT	716	341	(163)	894
Depreciation and amortization	215	164	13	392

EBITDA	931	505	(150)	1,286

2016 (a)
Net earnings				529
Finance costs related to long-term debt				153
Other finance costs				53
Income taxes				205
Net earnings from discontinued operations				(14)

EBIT	683	350	(107)	926
Depreciation and amortization	206	146	10	362

EBITDA	889	496	(97)	1,288

(a)	Certain amounts have been restated as a result of discontinued operations.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report. We are currently assessing the impact of IFRS 15 and 16 and preparing for implementation. We expect that our financial statements will include expanded disclosures about revenues from contracts with customers while IFRS 16 will have a material impact on our assets and liabilities and reclassifications within our statement of operations. Refer to note 6 of our Condensed Consolidated Financial Statements for details.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52 - 56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23 - 38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016. For risks associated with our proposed merger with PotashCorp, see “Part I – The Arrangement Risk Factors Related to the Arrangement” in the joint information circular of Agrium and PotashCorp dated October 3, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 updated annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility in Egypt; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A. For risks associated with our proposed merger with PotashCorp, see “Part I – The Arrangement Risk Factors Related to the Arrangement” in the joint information circular of Agrium and PotashCorp dated October 3, 2016. Furthermore, the potential divestitures of the Conda phosphate operations and any potential financial gains or losses resulting from the completion of the sale may differ materially from those in the forward-looking statements.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.